Pricing supplement No. 644R
*To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006,
underlying supplement 16 dated December 16, 2008,
product supplement R dated April 4, 2007 and
addendum dated December 13, 2007*

Registration Statement No. 333-137902
Dated May 7, 2009; Rule 424(b)(2)

Deutsche Bank ☑

Deutsche Bank AG, London Branch
$1,045,000
Double Opportunity Securities Linked to the Deutsche Bank Liquid Commodity Index – Mean Reversion™ Excess Return (Non-Principal Protected) due November 12, 2010

General

- The securities are designed for investors who seek a return of two times the appreciation of the Deutsche Bank Liquid Commodity Index – Mean Reversion™ Excess Return (the "**Index**") up to a maximum return at maturity of 30.00%. Investors should be willing to forgo any coupon payments and, if the Index declines, be willing to lose some or all of their initial investment.
- Senior unsecured obligations of Deutsche Bank AG due November 12, 2010.
- Minimum denominations of $10,000 (the "**Face Amount**") and increments of $1,000 in excess thereof.
- The securities priced on May 7, 2009 and are expected to settle on May 12, 2009.
- After the Trade Date and prior to the Settlement Date, we may accept additional orders for the securities and increase the aggregate Face Amount.

Key Terms

Issuer:	Deutsche Bank AG, London Branch
Rating:	Moody's Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor's has assigned a rating of A+ to notes, such as the securities offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A. †
Index:	The Deutsche Bank Liquid Commodity Index – Mean Reversion™ Excess Return
Issue Price:	100.00% of the Face Amount.
Upside Participation Rate:	200%
Payment at Maturity:	If the Final Level is greater than the Initial Level, you will receive a cash payment that provides you with a return per $10,000 security Face Amount equal to the Index Return multiplied by an Upside Participation Rate of 200%, subject to a Maximum Return of 30.00%. For example, if the Index Return is more than 15.00%, you will receive the Maximum Return on the securities of 30.00%, which entitles you to a total payment at maturity of $13,000 for every $10,000 security Face Amount that you hold. Accordingly, if the Index Return is positive, your payment per $10,000 security Face Amount will be calculated as follows, subject to the Maximum Return:


$10,000 + ($10,000 x Index Return x 200%)

Your investment will be fully exposed to any decline in the Index. If the Final Level declines from the Initial Level, you will lose 1% of the principal amount of your securities for every 1% that the Index declines beyond the Initial Level. Accordingly, if the Index Return is negative, your payment per $10,000 security Face Amount will be calculated as follows:


$10,000 + ($10,000 x Index Return)

You will lose some or all of your investment at maturity if the Final Level declines from the Initial Level.

Index Return:	The performance of the Index from the Initial Level to the Final Level, calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Maximum Return:	30.00%
Initial Level:	517.17, the Index closing level on the Trade Date.
Final Level:	The Index closing level on the Final Valuation Date.
Trade Date:	May 7, 2009
Final Valuation Date:	November 8, 2010, subject to postponement in the event of a market disruption event and as described under "Description of Securities – Payment at Maturity" in the accompanying product supplement.
Maturity Date:	November 12, 2010, subject to postponement in the event of a market disruption event and as described under "Description of Securities – Payment at Maturity" in the accompanying product supplement.
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	2515A0 YZ 0
ISIN:	US2515A0YZ01

† A credit rating is not a recommendation to buy, sell, or hold the securities, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the securities other than the ability of the Issuer to meet its obligations.

Investing in the securities involves a number of risks. See "Risk Factors" beginning on page PS-10 of the accompanying product supplement and "Selected Risk Considerations" beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions[1]	Proceeds to Us
Per Security	$ 10,000.00	$ 150.00	$ 9,850.00
Total	$1,045,000.00	$15,675.00	$1,029,325.00

[1] In no event will the discounts and commissions received by Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, exceed $150.00 per $10,000 Face Amount. For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this pricing supplement.

*The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. In addition, the securities are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*


CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Securities	$1,045,000.00	$58.31

Deutsche Bank Securities   **Deutsche Bank Trust Company Americas**

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

- You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these securities are a part, and the more detailed information contained in product supplement R dated April 4, 2007, the addendum thereto dated December 13, 2007 and underlying supplement 16 dated December 16, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

    - Addendum to Product Supplement R dated December 13, 2007:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312507264554/d424b31.pdf
    - Product supplement R dated April 4, 2007:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312507074856/d424b21.pdf
    - Underlying Supplement 16 dated December 16, 2008:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312508254080/d424b21.pdf
    - Prospectus supplement dated November 13, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm
    - Prospectus dated October 10, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

- **Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.**

- **You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.**

What is the Redemption Amount on the Securities at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical Redemption Amount at maturity on the securities. The hypothetical Redemption Amounts set forth below use the Initial Level of 517.17, an Upside Participation Rate of 200.00%, and a Maximum Return on the securities of 30.00%. The hypothetical Redemption Amounts set forth below are for illustrative purposes only and may not be the actual Redemption Amounts applicable to a purchaser of the securities. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Level	Index Return (%)	Redemption Amount on the Securities ($)	Return on Securities (%)
1,034.34	100%	$13,000.00	30.00%
982.63	90%	$13,000.00	30.00%
930.91	80%	$13,000.00	30.00%
879.19	70%	$13,000.00	30.00%
827.47	60%	$13,000.00	30.00%
775.76	50%	$13,000.00	30.00%
724.04	40%	$13,000.00	30.00%
672.32	30%	$13,000.00	30.00%
620.60	20%	$13,000.00	30.00%
594.75	15%	$13,000.00	30.00%
568.89	10%	$12,000.00	20.00%
517.17	0%	$10,000.00	0.00%
465.46	-10%	$9,000.00	-10.00%
413.74	-20%	$8,000.00	-20.00%
362.02	-30%	$7,000.00	-30.00%
310.30	-40%	$6,000.00	-40.00%
258.59	-50%	$5,000.00	-50.00%
206.87	-60%	$4,000.00	-60.00%
155.15	-70%	$3,000.00	-70.00%
103.43	-80%	$2,000.00	-80.00%
51.72	-90%	$1,000.00	-90.00%
0.00	-100%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the Redemption Amounts set forth in the table above are calculated.

Example 1: The level of the Index increases 10% from the Initial Level of 517.17 to a Final Level of 568.89. Because the Final Level of 568.89 is greater than the Initial Level of 517.17 and the Index Return of 10% multiplied by 200% does not result in a return greater than the hypothetical Maximum Return of 30.00%, the investor receives a payment at maturity of $12,000.00 per $10,000 security Face Amount, calculated as follows:

$$\$10,000 + [\$10,000 \times (10\% \times 200\%)] = \$12,000.00$$

Example 2: The level of the Index increases 20% from the Initial Level of 517.17 to a Final Level of 620.60. Because the Index Return of 20% multiplied by 200% results in a return greater than the hypothetical Maximum Return of 30.00%, the investor receives a payment at maturity of $13,000.00 per $10,000 security Face Amount, the maximum payment on the securities.

Example 3: The level of the Index decreases 10% from the Initial Level of 517.17 to a Final Level of 465.46. Because the Final Level of 465.46 is less than the Initial Level of 517.17, the Index Return is -10% and the investor will receive a payment at maturity of $9,000 per $10,000 security Face Amount, calculated as follows:

$$\$10,000 + (\$10,000 \times -10\%) = \$9,000.00$$

Example 4: The level of the Index decreases by 50% from the Initial Level of 517.17 to a Final Level of 258.59. Because the Final Level of 258.59 is less than the Initial Level of 517.17, the Index Return is -50% and the investor will receive a payment at maturity of $5,000 per $10,000 security Face Amount, calculated as follows:

$$\$10,000 + (\$10,000 \times -50\%) = \$5,000.00$$

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** – The securities provide the opportunity to enhance index returns by multiplying a positive Index Return by two, up to the Maximum Return on the securities of 30.00%, or $3,000.00 for every $10,000 security Face Amount. Because the securities are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **RETURN LINKED TO THE PERFORMANCE OF THE DEUTSCHE BANK LIQUID COMMODITY INDEX – MEAN REVERSION™ EXCESS RETURN** – The return on the securities is linked to the Deutsche Bank Liquid Commodity Index – Mean Reversion™ Excess Return. The Deutsche Bank Liquid Commodity Index – Mean Reversion Excess Return is composed of futures contracts on six commodities – Crude Oil, Heating Oil, Aluminum, Gold, Wheat and Corn (each an "**Index Constituent**"). The weights of the commodities in the Index are systematically adjusted depending on the relative expense of each commodity in the market. The individual weights are reset every time any one of the commodities undergoes a trigger event. The weights are linked to the ratio between a one-year and five-year moving average price. Relatively expensive commodities have lower weights; conversely, relatively inexpensive commodities have higher weights. The Index's closing level is calculated on an "excess return" basis.

  On May 7, 2009, the Instrument Amounts for the respective Index Constituents in the Index were as follows:

Index Constituent	Relevant Exchange	Instrument Amount
Crude Oil	NYMEX	32.38%
Heating Oil	NYMEX	18.35%
Aluminum	LME	36.99%
Gold	COMEX	4.65%
Corn	CBOT	2.14%
Wheat	CBOT	5.48%

  For more information on the Index, including its calculation methodology, see "Deutsche Bank Liquid Commodity Index – Mean Reversion™" in underlying supplement 16. Terms relating to the Index used but not defined in this pricing supplement are defined in underlying supplement 16.

- **CERTAIN TAX CONSEQUENCES** – You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the securities are uncertain, we believe it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your securities, other than pursuant to a sale or exchange, and your gain or loss on the securities should be long-term capital gain or loss if you hold the securities for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the securities, the timing and/or character of income on the securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

On December 7, 2007, the Department of the Treasury ("**Treasury**") and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Index or any of the components of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS** – The securities do not guarantee any return of your initial investment. The return on the securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Final Level as compared to the Initial Level. **Accordingly, you could lose up to $10,000 for each $10,000 that you invest. Payment of any amount at maturity is subject to our ability to meet our obligations as they become due.**

- **YOUR MAXIMUM GAIN ON THE SECURITIES IS LIMITED TO THE MAXIMUM RETURN** – If the Final Level is greater than the Initial Level, for each $10,000 security Face Amount, you will receive at maturity $10,000 plus an additional amount that will not exceed a predetermined percentage of the Face Amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Return, which is 30.00%.

- **ADJUSTMENTS TO THE WEIGHTS OF THE CONSTITUENTS OF THE INDEX MAY LIMIT THE INDEX RETURN AND CONSEQUENTLY THE RETURN ON THE SECURITIES** – Deutsche Bank AG, London Branch is the sponsor of the Index (the "Index Sponsor"). During the term of the securities, the Index Sponsor may make adjustments to the weights of the futures contracts included in the Index. In particular, the weight of a futures contract may be increased when its price is historically low or decreased when its price is historically high. These adjustments may limit potential increases to the value of the Index during certain periods and could adversely affect the Index Return. See "The Deutsche Bank Liquid Commodity Index – Mean Reversion™ Excess Return – Determining the Instrument Amount on a Rebalancing Day in underlying supplement 16."

- **THE YIELD ON THE SECURITIES MAY BE LOWER THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY AND MAY BE ZERO OR NEGATIVE** – The yield to the Maturity Date on the securities may be lower than the yield on our conventional debt securities of a comparable maturity and credit rating. You will receive a positive return on your investment only if the Final Level exceeds the Initial Level, and you will experience a negative return on your investment if the Final Level of the Index is less than the Initial Level. Even if the Final Level is greater than the Initial Level, the yield to the Maturity Date may not fully compensate investors for any opportunity cost, taking into account inflation and other factors relating to the time value of money.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY** – While the payment at maturity described in this pricing supplement is based on the full Face Amount of your securities, the original Issue Price of the securities includes the agent's commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price at which Deutsche Bank AG or its affiliates, will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

- **NO COUPON PAYMENTS** – As a holder of the securities, you will not receive coupon payments.

- **THE SECURITIES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY** – The securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the securities.

- **THE VALUE OF THE SECURITIES IS SUBJECT TO OUR CREDITWORTHINESS** – An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the market value of the securities. The payment at maturity on the securities is subject to our creditworthiness.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE SECURITIES ARE LINKED OR THE MARKET VALUE OF THE SECURITIES** – Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Index to which the securities are linked.

  NO RIGHTS IN EXCHANGE-TRADED FUTURES CONTRACTS ON THE INDEX CONSTITUENTS – As an owner of the securities, you will not have any rights that holders of exchange-traded futures contracts on the commodities included in the Index may have.

- **POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE WE, THE CALCULATION AGENT, THE INDEX SPONSOR AND THE CALCULATION AGENT FOR THE INDEX ARE THE SAME LEGAL ENTITY** – Deutsche Bank AG, London Branch is the Issuer of the securities, the Calculation Agent for the securities, the Index Sponsor and the calculation agent for the Index. As the Index Sponsor, we carry out calculations necessary to promulgate the Index and maintain some discretion as to how such calculations are made. In particular, the Index Sponsor has discretion in selecting among methods of how to calculate the Index in the event the regular means of determining the Index is unavailable at the time such determination is scheduled to take place and has even more discretion in the case of a Force Majeure event relating to the Index. The Index Sponsor also has discretion in selecting the futures contracts whose prices are reflected in the Index at the time when the Final Level is determined. While Deutsche Bank AG, London Branch will act in good faith and in a commercially reasonable manner in making all determinations with respect to the securities and the Index, there can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these various capacities will not affect the value of the securities or the Index. Because determinations made by Deutsche Bank AG, London Branch as the Calculation Agent, Index Sponsor and the calculation agent for the Index may affect the Payment at Maturity, potential conflicts of interest may exist between Deutsche Bank AG, London Branch and you, as holders of the securities.

  Furthermore, Deutsche Bank AG, London Branch or one or more of its affiliates may have published, and may in the future publish, research reports on the Index Constituents (as defined below) (or various contracts or products related to the Index Constituents) or related indices. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Any of these activities may affect the value of the Index and, therefore, the value of the securities or the potential payout on the securities.

- **OUR ACTIONS AS CALCULATION AGENT AND OUR HEDGING ACTIVITY MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES** – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

- **LEGAL AND REGULATORY CHANGES COULD IMPAIR THE VALUES OF THE UNDERLYING COMMODITIES** – Legal and regulatory changes could adversely affect commodity prices. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to commodities, but any such action could cause unexpected volatility and instability in commodity markets, with a substantial and adverse effect on the performance of the Index and, consequently, the value of the securities.

- **THE VALUE OF THE SECURITIES WILL BE AFFECTED BY A NUMBER OF UNPREDICTABLE FACTORS** – The value of the securities will be affected by the supply of and demand for the securities and other factors, many of which are independent of our financial condition and results of operations, including:
  - the value of the Index;
  - geopolitical conditions and economic, financial, political, regulatory and judicial events that affect the Index Constituents or commodities markets generally;
  - the interest rates then prevailing in the market;
  - the time remaining to maturity of the securities;
  - the volatility of each Index Constituent;
  - the combined volatility of the Index Constituents as reflected in the volatility and expected volatility of the Index; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **THE CORRELATION AMONG THE INDEX CONSTITUENTS COULD CHANGE UNPREDICTABLY** – Correlation is the extent to which the values of the Index Constituents increase or decrease to the same degree at the same time. To the extent that correlation among the Index Constituents changes, the value of the securities may be adversely affected.

- **THE RETURN ON YOUR INVESTMENT COULD BE SIGNIFICANTLY LESS THAN THE PERFORMANCE OF ANY INDIVIDUAL INDEX CONSTITUENT** – The return on your investment in the securities could be significantly less than the return on an alternative investment with similar risk characteristics, even if some of the Index Constituents have generated significant returns. The levels of the Index Constituents also may move in different directions at different times compared to each other, and underperformance by one or more of the Index Constituents will reduce the performance of the Index as a whole.

- **COMMODITY PRICES MAY CHANGE UNPREDICTABLY** – Market prices of the Index Constituents may fluctuate rapidly based on numerous factors, including changes in supply and demand relationships, weather, trends in agriculture and trade, fiscal, monetary and exchange control programs, domestic and foreign political and economic events and policies, disease, pestilence, technological developments and changes in interest rates. These factors may affect the values of the related contracts reflected in the Index and the value of your securities in varying ways, and different factors may cause the values of the Index Constituents and the volatility of their prices to move in inconsistent directions at inconsistent rates.

- **THE ABSENCE OF BACKWARDATION OR PRESENCE OF CONTANGO IN THE MARKETS FOR FUTURES CONTRACTS INCLUDED IN THE INDEX WILL ADVERSELY AFFECT THE LEVEL OF THE INDEX** – As the futures contracts that underlie the Index near expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August 2009 may specify an October 2010 expiration. As that contract nears expiration, it may be replaced by selling the October 2010 contract and purchasing the contract expiring in December 2010. This process is referred to as "rolling." Historically, the prices of crude oil and heating oil have frequently been higher for contracts with shorter-term expirations than for contracts with longer-term expirations, which is referred to as "backwardation." In these circumstances, absent other factors, the sale of the October 2010 contract would take place at a price that is higher than the price at which the December 2010 contract is purchased, thereby creating a gain in connection with rolling. While crude oil and heating oil have historically exhibited consistent periods of backwardation, backwardation will likely not exist in these markets at all times. The absence of backwardation in crude oil and heating oil will adversely affect the level of the Index and, accordingly, decrease the value of your securities. Conversely, aluminum, gold, corn and wheat historically exhibit "contango" markets rather than backwardation. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months due to the costs of long-term storage of a physical commodity prior to delivery or other factors. The presence of contango in aluminum, gold, corn and wheat will adversely affect the level of the Index and, accordingly, decrease the value of your securities.

- **THE LONDON METAL EXCHANGE DOES NOT HAVE DAILY PRICE LIMITS** – The official cash offer prices of aluminum are determined by reference to the per unit U.S. dollar cash offer prices of contracts traded on The London Metal Exchange, which we refer to as the LME. The LME is a principals' market that operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on the Final Valuation Date, the per unit U.S. dollar cash offer prices used to determine the official cash offer price of aluminum and, consequently, the payment to you at maturity, could be adversely affected.

- **THE MARKETS FOR THE UNDERLYING COMMODITIES SUFFER FROM SYSTEMIC RISKS** – Changes in supply and demand can have significant adverse effects on the prices of commodities. In addition, commodities tend to be exposed to the risk of fluctuations in currency exchange rates, volatility from speculative activities and the risk that substitutes for the commodities in their common uses will become more widely available or comparatively less expensive. Corn and wheat prices are often heavily affected by weather, crop yields, natural disasters, pestilence and technological developments, as well as government policies regarding agriculture, energy, trade, fiscal and monetary issues, particularly with regard to subsidies and tariffs. In addition, there are many risks specific to the individual underlying commodities.

- Corn: Corn is primarily used as a livestock feed but is also processed into food and industrial products, including starches, sweeteners, corn oil, beverage and industrial alcohol, and fuel ethanol. Demand for corn is influenced by a variety of factors including the level of global livestock production, the level of human consumption of corn and corn-derived products and, in the case of demand for production into ethanol, demand for corn as the basis for ethanol. The supply of corn is dominated by the United States, China, Central and South America and the European Union.

- Wheat: Global supply of, and demand for, wheat are generally driven by global grain production, population growth and economic activity. Alternative uses for grains such as energy sources or in manufacturing also drive the prices for grains.

- Aluminum: Changes in the levels of global industrial activity and adjustments to inventory in response to changes in economic activity and/or pricing levels can cause a great deal of volatility in the demand for the aluminum. The automobile, packaging and construction sectors are particularly important to the demand for aluminum. The supply of aluminum is widely spread around the world, and the principal factor dictating the smelting of such aluminum is the ready availability of inexpensive power. The supply of aluminum is also affected by current and previous price levels, which will influence investment decisions in new smelters. Other factors influencing supply include droughts, transportation problems and shortages of power and raw materials.

- Crude Oil: Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil's end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of Oil and Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. West Texas Intermediate light sweet crude oil is also subject to the risk that it has demonstrated a lack of correlation with world crude oil prices due to structural differences between the U.S. market for crude oil and the international market for crude oil. We can give no assurance that the settlement price will not be more volatile than world crude oil prices generally.

- Heating Oil: Demand for heating oil depends heavily on the level of global industrial activity and the seasonal temperatures in countries throughout the world. Heating oil is derived from crude oil and as such, any factors that influence the supply of crude oil may also influence the supply of heating oil.

- • Gold: Gold prices are affected by numerous factors, including the relative strength of the U.S. dollar (in which gold prices are generally quoted) to other currencies, industrial and jewelry demand, expectations with regard to the rate of inflation, interest rates and transactions by central banks and other governmental or multinational agencies that hold gold. The market for gold bullion is global, and gold prices are affected by macroeconomic factors such as the structure of and confidence in the global monetary system and gold borrowing and lending rates.

- • **THE COMMODITY PRICES REFLECTED IN THE INDEX ARE SUBJECT TO EMERGING MARKETS' POLITICAL AND ECONOMIC RISKS** – The Index Constituents may be produced in emerging market countries, which are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Indeed, in recent years, many emerging market countries have undergone significant political, economic and social change. In many cases, far-reaching political changes have resulted in constitutional and social tensions, and in some cases, instability and reaction against market reforms have occurred. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market country. Political or economic instability are likely to adversely impact the level of the Index and, consequently, the return on your investment.

- • **IF THE LIQUIDITY OF THE INDEX CONSTITUENTS IS LIMITED, THE VALUE OF THE SECURITIES WOULD LIKELY BE IMPAIRED** – Commodities and derivatives contracts on commodities may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the closing level of the Index and, therefore, on the return on your securities. Limited liquidity relating to the Index Constituents may also result in the Index Sponsor being unable to determine the level of the Index using its normal means.

- • **SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES** – The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your securities.

- • **TRADING BY US OR OUR AFFILIATES IN THE COMMODITIES MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES** – We and our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions. In addition, we or one or more of our affiliates may hedge our commodity exposure from the securities by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities may have a material adverse effect on the commodities prices and consequently have a negative impact on the performance of the Index. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the securities may decline.

- **RISKS ASSOCIATED WITH THE INDEX MAY ADVERSELY AFFECT THE MARKET PRICE OF THE SECURITIES** – The securities are linked to the Index, which reflects the return on futures contracts on six different exchange-traded physical commodities. The Index is less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility.

- **THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR** – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment of the securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above under "Certain Tax Consequences," on December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

HISTORICAL INFORMATION

The following graph sets forth the historical performance of the Index based on the daily Index closing levels from January 1, 1999 through May 7, 2009. The Index closing level on May 7, 2009 was 517.17. We obtained the Index closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information. **The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Final Level of the Index. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.**



Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will receive discounts and commissions of 1.50% or $150.00 per $10,000 security Face Amount. See "Underwriting" in the accompanying product supplement. After the Trade Date and prior to the Settlement Date, we may accept additional orders for the securities and increase the aggregate Face Amount.

Settlement

We expect to deliver the securities against payment for the securities on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in securities more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement if the securities are to be issued more than three business days after the Trade Date.